Filed by CM Life Sciences III Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: CM Life Sciences III Inc.

Commission File No.: 001-40312

Date: December 8, 2021

The following communication is a reminder to CM Life Sciences III Inc.’s shareholders to vote their shares at the Special Meeting of Stockholders to be held on Thursday, December 16, 2021.

CM LIFE SCIENCES III INC.

c/o Corvex Management

667 Madison Avenue

New York, New York

YOUR VOTE IS IMPORTANT

PLEASE VOTE YOUR PROXY TODAY

December 8, 2021

Dear Stockholders,

According to our latest records, we have not received your voting instructions for the Special Meeting of Stockholders of CM Life Sciences III Inc. to be held on Thursday, December 16, 2021. Your vote is extremely important, no matter how many shares you hold.

Our Board believes that each of the Business Combination Proposal, the Nasdaq Stock Issuance Proposal, the Incentive Plan Proposal, the ESPP Proposal, the Charter Amendment Proposal and the Adjournment Proposal to be presented at the Special Meeting is in the best interests of the Company and our stockholders and recommends that our stockholders vote “FOR” each of the proposals.

If you need assistance voting your shares, please call D.F. King & Co., Inc. toll free at (866) 864-7961. On behalf of your Board of Directors, thank you for your cooperation and continued support.

Sincerely,

/s/ Eli Casdin
Eli Casdin
Chief Executive Officer

Three easy ways to vote

Additional Information and Where to Find It / Non-Solicitation

In connection with the proposed transaction, CM Life Sciences III filed a registration statement on Form S-4 (File No. 333-259054) with the SEC, which was declared effective on December 1, 2021. The definitive proxy statement/prospectus was sent to the stockholders of CM Life Sciences III as of the record date for the meeting. CM Life Sciences III and EQRx also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of CM Life Sciences III are urged to read the registration statement, the proxy statement/prospectus, and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction. Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by CM Life Sciences III and EQRx through the website maintained by the SEC at http://www.sec.gov.

The documents filed by CM Life Sciences III with the SEC also may be obtained free of charge at CM Life Sciences III’s website at https://iii.cmlifesciencesspac.com/ or upon written request to CM Life Sciences III, c/o Corvex Management, 667 Madison Ave, New York, NY 10065.

Participants in Solicitation

CM Life Sciences III and EQRx and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from CM Life Sciences III’s stockholders in connection with the proposed transaction. Information about CM Life Sciences III’s directors and executive officers and their ownership of CM Life Sciences III’s securities is set forth in CM Life Sciences III’s filings with the SEC. To the extent that holdings of CM Life Sciences III’s securities have changed since the date of the definitive proxy statement/prospectus, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. A list of the names of such directors and executive officers and information regarding their interests in the business combination will be contained in the definitive proxy statement/prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom.